Exhibit 99.3

FORM OF LETTER TO NOMINEE HOLDERS
WHOSE CLIENTS ARE BENEFICIAL HOLDERS

CROSSROADS SYSTEMS, INC.

Up To [________] Shares of Common Stock
Issuable Upon the Exercise of Subscription Rights Distributed to Record Stockholders of
Crossroads Systems, Inc.

[______], 2015

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the distribution by Crossroads Systems, Inc. (“Crossroads” or the “Company”) to the holders of record (the “Record Holders”) of common stock, par value $0.001 per share (the “Common Stock”) and Series F Convertible Preferred Stock (the “Series F Preferred Stock”), of the Company, as of 5:00 p.m., New York City time, on [______], 2015 (the “Record Date”), at no charge, of non-transferable subscription rights (the “Rights”) to purchase shares of Common Stock at a price of $[____] per share (the “Rights Offering”) as described in the Company’s Prospectus, dated [______], 2015 (the “Prospectus”).

In the Rights Offering, up to an aggregate of [________] shares of Common Stock are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on [______], 2015 (the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Common Stock.

As described in the accompanying Prospectus, each Record Holder will receive one Right for every share of Common Stock and Series F Preferred Stock owned of record as of 5:00 p.m., New York City time, on the Record Date.

Each Right gives the holder thereof the right to purchase from the Company [_____] shares of Common Stock (the “Basic Subscription Right”) at a subscription price of $[____] per share (the “Subscription Price”), subject to the NOL Protection Mechanics (as defined in the Prospectus). Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering. Instead, fractional shares resulting from the exercise of Basic Subscription Rights will be eliminated by rounding down to the nearest whole share. As an example, if you owned 100 shares of Common Stock and 50 shares of Series F Preferred Stock as of the Record Date, you would receive 150 Rights that would entitle you to purchase [___] shares of Common Stock for $[____] per share.

In addition, holders of Rights who purchase all of the shares of Common Stock available to them pursuant to their Basic Subscription Rights may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $[___] per share, for a portion of any shares of Common Stock that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights (the “Over-Subscription Shares”). If a sufficient number of Over-Subscription Shares are available, the Company will seek to honor all over-subscription requests in full, subject to the NOL Protection Mechanics. If, however, an insufficient number of Over-Subscription Shares are available to fully satisfy all Over-Subscription Privilege requests, the available shares will be distributed proportionately among the holders of Rights who exercise their Over-Subscription Privilege based on the number of shares each Rights holder subscribed for under the Basic Subscription Right. The Company will not issue fractional shares through the exercise of Over-Subscription Privileges. Instead, fractional shares resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share.

Also, the Company has protection mechanics in place to preserve its ability to utilize its NOLs, including the ability to limit the amount of shares that certain stockholders may over-subscribe for. Stockholders who currently own more than, or who would increase their current holdings of the Company’s Common Stock from fewer than 967,976 shares to greater than 967,976 shares by virtue of the exercise of their Basic Subscription Right and/or Over-Subscription Privilege in this Rights Offering, may not be able to subscribe or over-subscribe to the extent otherwise allowable. If you currently own more than, or would potentially increase your current holdings of the Company’s Common Stock from fewer than 967,976 shares to greater than 967,976 shares but would like to participate in the Rights Offering, please contact the Company’s information agent, InvestorCom, Inc., to discuss your level of subscription, by email at info@investor-com.com, by telephone at (877) 972-0090 (toll free) or by mail at InvestorCom, Inc., 65 Locust Avenue, New Canaan, CT 06840.The Company will only permit such stockholders to participate in this Rights Offering up to such amounts as will not jeopardize the Company’s NOLs. The Company will reduce the amount of a subscription or an over-subscription exercise by the amount necessary to preserve the Company’s NOLs against future taxable income. See “The Rights Offering—NOL Protection Mechanics” in the Prospectus.

You will not receive certificates evidencing the Rights for which you are the Nominee Holder. Rather, your Rights will be credited to your account electronically through the Depository Trust Company (“DTC”). All Rights are non-transferable, meaning that you may not sell, transfer or assign your Rights to anyone else.

We are asking (i) persons who beneficially own shares of Crossroads Common Stock and Series F Preferred Stock and have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee and (ii) Record Holders of Crossroads Common Stock and Series F Preferred Stock who prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who hold their Rights through a broker, dealer, commercial bank, trust company or other nominee who wish to obtain a separate Subscription Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Subscription Rights Certificate be issued.

Please take prompt action to notify, as soon as possible, any beneficial owners of Crossroads Common Stock and Series F Preferred Stock of the Rights Offering and the procedures and deadlines that must be followed to exercise their Rights. If you exercise the Over-Subscription Privilege on behalf of beneficial owners of Rights, you will be required to certify to American Stock Transfer & Trust Company, LLC, the subscription agent for the Rights Offering (the “Subscription Agent”), and the Company, with respect to each such beneficial owner, as to (i) the number of Rights held, (ii) the aggregate number of Rights that have been exercised, (iii) the number of shares of Common Stock that are being subscribed for pursuant to the Basic Subscription Rights, (iv) whether the Basic Subscription Rights of such beneficial owner have been exercised in full and (v) the number of shares of Common Stock, if any, being subscribed for pursuant to the Over-Subscription Privilege by such beneficial owner.

Any commissions, fees, taxes or other expenses will be for the account of the holder of the Rights, and none of such commissions, fees, taxes or expenses will be paid by the Company or the Subscription Agent. The Company will pay all reasonable fees charged by the Subscription Agent.

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Enclosed are copies of the following documents:

1.	Prospectus;

2.	Instructions for Use of Crossroads Systems, Inc. Subscription Rights Certificates;

3.	Form of Letter to Clients of Nominee Holders (which may be sent to your clients for whose accounts you hold shares of Crossroads Common Stock and Series F Preferred Stock);

4.	Form of Beneficial Owner Election;

5.	Form of Nominee Holder Election Form; and

6.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested. As described further in the Prospectus, to exercise the Rights, you must deliver the properly completed and duly executed Nominee Holder Election Form and payment in full of the aggregate Subscription Price that is required for all of the shares subscribed for pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, to the Subscription Agent. Do not send the Nominee Holder Election Form or payment to the Company.

The properly completed and duly executed Nominee Holder Election Form, accompanied by full payment of the aggregate Subscription Price, must be received by the Subscription Agent before 5:00 p.m., New York City time, on the Expiration Date. Failure to return the properly completed Nominee Holder Election Form with the correct and complete payment will result in your not being able to exercise the Rights held in your name on behalf of yourself or other beneficial owners. A holder of Rights cannot revoke the exercise of Rights. Rights not exercised before 5:00 p.m., New York City time, on the Expiration Date will be void, of no value and will cease to be exercisable for shares of Common Stock.

Additional copies of the enclosed materials may be obtained from American Stock Transfer & Trust Company, LLC, the subscription agent, at (877) 248-6417 (toll free), Monday through Friday (except bank holidays), between 9:00 a.m. and 4:00 p.m., Eastern Time, or the Company’s information agent, InvestorCom, Inc., by email at info@investor-com.com, by telephone at (877) 972-0090 (toll free) or by mail at InvestorCom, Inc., 65 Locust Avenue, New Canaan, CT 06840.

Very truly yours,

Richard K. Coleman, Jr.
President and Chief Executive Officer

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF CROSSROADS SYSTEMS, INC., THE SUBSCRIPTION AGENT, THE INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.

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